Exhibit 99.1

NewsRelease

National Energy Board Recommends Approval of
$1.4 Billion North Montney Mainline Project Variance

CALGARY, Alberta - May 24, 2018 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that the National Energy Board (NEB) has recommended the federal government approve a variance to the previously issued North Montney Mainline Project certificate, which would allow construction to start on the proposed $1.4 billion natural gas project in northeast British Columbia.

The project is being advanced by TransCanada’s wholly-owned subsidiary, NOVA Gas Transmission Ltd. (NGTL), as an expansion of the existing NGTL System. It is backed by 20-year commercial contracts with 11 shippers to transport approximately 1.5 billion cubic feet (1.6 million gigajoules) of natural gas per day.

“We are pleased with the NEB’s decision on the North Montney Mainline Project. These facilities are critical to the timely and economic development of the tremendous natural gas resource in the North Montney play," said Russ Girling, TransCanada’s president and chief executive officer. “Since 2011, the project has undergone thorough consultation, engagement and rigorous regulatory assessment. Through this process we have demonstrated the importance of this critical piece of energy infrastructure to natural gas producers and downstream markets throughout Canada and the United States.”

The project was originally approved in 2015, subject to conditions making construction contingent on a positive final investment decision on the then-proposed Pacific Northwest LNG liquefaction project. In March 2017, NGTL sought approval to remove those conditions and had restructured the commercial project arrangements and the associated facilities to accommodate a delay or, as occurred in July 2017, a cancellation of the Pacific Northwest LNG project.

The project consists of approximately 206 kilometres (128 miles) of 42-inch pipeline, compression and associated metering facilities. It will boost the economy by supporting thousands of high-quality construction jobs and deliver an estimated $100 million in construction contracts for Indigenous businesses and workers. Subject to timely federal approval, construction is expected to start by the third quarter of 2018, with an anticipated in-service date of mid-2019.

The NEB also provided guidance on the tolling principles to be applied to the project. NGTL will work with its shippers to address these requirements.

This project represents a significant component of NGTL’s $7.2 billion multi-year infrastructure expansion program that will increase transportation capacity for Western Canada producers and provide downstream markets increased access to clean-burning natural gas.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD-LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 26, 2018 and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
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403.920.7859 or 800.608.7859

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403.920.7911 or 800.361.6522